

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 3, 2017

Via Email

Jonathan K. Layne
Gibson, Dunn & Crutcher LLP
2029 Century Park East
Los Angeles, CA 90067

> **Re: Herbalife Ltd.**
> **Schedule TO-I/A filed on October 2, 2017**
> **File No. 005-80216**

Dear Mr. Layne:

The staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the amended filing listed above and the response letter of the same date included with that filing. We have the following additional comments:

Background and Reasons for Including a CVR in the Offer Consideration

1.   Refer to comment 6 in our last comment letter dated September 26, 2017 and your response. We note the new disclosure you have added in several parts of this section to the effect that the Board terminated discussions with Party A before commencing this Offer because the Board determined it was unlikely a transaction with Party A could be successfully consummated "in the near term." Given the CVR component to this Offer, which is based on the prospects for consummating a Going Private Transaction within two years from the date of this Offer, we believe it is particularly important for shareholders to understand the reasons for the Board's belief. Expand to describe the specific reasons for the Board's belief about the lack of prospects for consummating the transaction with Party A. Your expanded disclosure should make clear which of such reasons are specific to Party A versus which may be generally applicable.

2.   See our last comment above. Because the CVR is limited in term, clarify what the Board meant by "the near term" as part of this deliberative process.

Please amend your filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: James J. Moloney, Esq. (via email)